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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

School Specialty, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

807863105

(CUSIP Number)

Janice V. Sharry, Esq.
Haynes and Boone, LLP
901 Main Street, Suite 3100
Dallas, Texas 75202
(214) 651-5562

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 26, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 807863105			Page 2 of 7

1.	Name of Reporting Person: MSD Capital, L.P., a Delaware limited partnership		I.R.S. Identification Nos. of above persons (entities only): 74-2880190

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,951,100

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,951,100

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,951,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.5%

14.	Type of Reporting Person (See Instructions): PN

2

CUSIP No. 807863105			Page 3 of 7

1.	Name of Reporting Person: MSD SBI, L.P., a Delaware limited partnership		I.R.S. Identification Nos. of above persons (entities only): 61-1420251

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,951,100

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,951,100

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,951,100

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 8.5%

14.	Type of Reporting Person (See Instructions): PN

3

Item 1. Security and Issuer.
     This Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”), of School Specialty, Inc., a Wisconsin corporation (the “Issuer”). The address of the principal executive offices of the Issuer is W6316 Design Drive, Greenville, Wisconsin 54942.
Item 2. Identity and Background.
     (a) The names of the persons filing this Schedule 13D are MSD Capital, L.P., a Delaware limited partnership (“MSD”), and MSD SBI, L.P., a Delaware limited partnership (“SBI”). MSD and SBI are collectively referred to in this Schedule 13D as the “Reporting Persons.”
     (b) The principal business address of the Reporting Persons is 645 Fifth Avenue, 21st Floor, New York, New York 10022.
     (c) This Schedule 13D is filed on behalf of MSD and SBI. SBI is the record and direct beneficial owner of the shares of Common Stock reported herein. MSD is the general partner of SBI. MSD Capital Management LLC, a Delaware limited liability company (“MSD Management”), is the general partner of MSD. Michael S. Dell is the controlling member of MSD Management. The principal business of SBI is purchasing, holding and selling securities for investment purposes. The principal business of MSD is investment management. The principal business of MSD Management is serving as the general partner of MSD. The principal business of Mr. Dell is serving as Chairman of the Board of Dell Inc.
     (d) and (e) During the past five years, none of the foregoing entities or persons has been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.
     (f) MSD, SBI and MSD Management are organized under the laws of the State of Delaware, and Mr. Dell is a United States citizen.
Item 3. Source and Amount of Funds or Other Consideration.
     SBI acquired 1,951,100 shares of Common Stock in open market transactions for an aggregate purchase price of approximately $60,642,100 using working capital.
Item 4. Purpose of Transaction.
     The Reporting Persons have acquired the shares of Common Stock for investment purposes. The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time, which may include further acquisitions of shares of Common Stock or disposal of some or all of the shares of Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons, either in the open market or in privately negotiated transactions.
     In addition, the Reporting Persons may engage in communications with one or more shareholders, officers or directors of the Issuer, including discussions regarding the Issuer’s operations and strategic direction and ideas that, if effected, could result in, among other things: (a) the acquisition by the Reporting Persons of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to those enumerated above. Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.
Item 5. Interest in Securities of the Issuer.
     (a) As of November 4, 2005, the Reporting Persons may be deemed to beneficially own 1,951,100 shares of Common Stock (which represents approximately 8.5% of the outstanding Common Stock as of August 30, 2005, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended July 30, 2005).

(b)	Sole	Shared	Sole	Shared
	Voting	Voting	Dispositive	Dispositive
	Power	Power	Power	Power
MSD Capital, L.P.	0	1,951,100	0	1,951,100
MSD SBI, L.P.	0	1,951,100	0	1,951,100
     (c) Except as set forth below, there have been no transactions in the Common Stock by any of the Reporting Persons during the past sixty days.
          During the past sixty days, the Reporting Persons effected the following purchases of shares of Common Stock in open market transactions:

Date	Price	MSD	SBI
10/26/2005	$34.10	0	850,000
10/27/2005	$33.95	0	110,000
10/28/2005	$33.60	0	138,700
11/01/2005	$33.42	0	80,300
11/02/2005	$33.28	0	25,000
11/03/2005	$33.25	0	13,500
11/04/2005	$33.19	0	12,500
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     Other than as provided herein, there are no contracts, arrangements, understandings or relationships between the Reporting Persons or any other person with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated as of November 7, 2005, by and between MSD Capital, L.P. and MSD SBI, L.P.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.
Date: November 7, 2005

MSD CAPITAL, L.P.
By:	MSD Capital Management LLC, its general partner

By:	/s/ Marc R. Lisker
Marc R. Lisker
General Counsel

MSD SBI, L.P.
By:	MSD Capital, L.P., its general partner
By:	MSD Capital Management LLC, its general partner

By:	/s/ Marc R. Lisker
Marc R. Lisker
General Counsel

INDEX TO EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of November 7, 2005, by and between MSD Capital, L.P. and MSD SBI, L.P.